Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

December 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Benjamin Richie
Margaret Schwartz
Michael Fay
Al Pavot

Re:	A SPAC I Mini Acquisition Corp. Amendment No. 1 to Registration Statement on Form F-4
Filed November 14, 2023
File No. 333-275208

Ladies and Gentlemen:

On behalf of our client, A SPAC I Mini Acquisition Corp., a British Virgin Islands business company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No.1 to Registration Statement on Form F-4 filed on November 14, 2023 (the “Registration Statement”) contained in the Staff’s letter dated November 28, 2023 (the “Comment Letter”).

The Company has filed via EDGAR the Amendment No.2 to the Registration Statement on Form F-4 (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed in bold below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Registration Statement on Form F-4 Filed November 14, 2023

Note 8 - Contract Liabilities, page F-58

1.	Please revise the line item description from reversal to refund of fees to better reflect the nature of the amount. In addition, please add narrative disclosure describing the cash refund of fees and the related facts and circumstances, both under Note 8 - Contract Liabilities and under Operating activities, page 193.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 196 and F-58 of the Amendment.

Note 15, page F-64

2.	Your Statement of Cash Flows reports that you received $1,530,872 of cash repayments from Mr. Siu and Ms. Fong during the 6 months ended June 30, 2023. However, your response states that the Company only received approximately $.8 million of cash from them during the 6 months ended June 30, 2023. Please disclose this fact in Note 15 and revise your Statement of Cash Flows so that only the $.8 million of cash received by the Company is included in your financing cash flows. Also, please clearly disclose in Note 15 how the $.7m of expenses incurred by the shareholders for the Company's benefit are recognized in the Company's financial statements.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-46 and F-65 of the Amendment.

3.	Your disclosure on page 239 states that the 2021 and 2022 expense recognized in your financial statements for the services provided by Mr. Siu and Ms. Fong was $200,000 and $240,000, respectively. That amount is consistent with the amount reported on page F-71. However, your page 239 and page F-65 disclosure states that $120,000 of expense was recognized for their services in the 6 months ended June 30, 2023 whereas the directors renumeration amount on page F-46 is zero. Please revise your 2023 Statements of Operations to recognize the $120,000 expense and revise your Statements of Cash Flows to report the $120,000 as a non-cash adjustment within the operating activities section.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages F-46 of the Amendment. In addition, the $120,000 expense has previously been recognized in the 2023 Statement of Operations.

General

4.	We note your response and revised disclosure to prior comment 6. We further note that on November 7, 2023, A SPAC I Acquisition Corp. received a letter from the Nasdaq stating that the Company no longer complies with the Nasdaq’s continued listing rules due to the Company not having maintained a minimum of 300 public holders. Please update your disclosure and any relevant risk factors to discuss this deficiency letter, the Company's response, and any difficulties the Company may face in maintaining its listed status.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 74-75 of the Amendment.

Please do not hesitate to contact Giovanni Caruso of Loeb & Loeb LLP at (212) 407-4866 with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

cc: Claudius Tsang